Mail Stop 3561

September 19, 2006

Mr. Terry J. Lundgren
Chairman of the Board, President and Chief Executive Officer
Federated Department Stores, Inc.
7 West Seventh Street
Cincinnati, Ohio 45202

       Re: **Federated Department Stores, Inc.**
              Form 10-K/A for Fiscal Year Ended January 28, 2006
              Filed June 6, 2006

              Form 10-Q for Fiscal Quarter Ended July 29, 2006
              Filed September 7, 2006

              File 1-13536

Dear Mr. Lundgren:

      We have reviewed your response dated August 29, 2006 to our previous comments and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K/A, for the Fiscal Year Ended January 28, 2006

General

1. Where a comment below requests additional disclosure to be included, please show us in your supplemental response what your revised disclosures will look like. These additional disclosures should be included in your future filings.

Item 1. Business

General

2. We note your response to comment 2 of our letter dated August 18, 2006 regarding the sales contribution by each class of similar product. Please provide us with the specific percentages for each merchandise category. Please also provide us support for your basis and rationale for combining merchandise sales for men with the sales for children. Refer to Item 101(c)(1)(i) of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 15

Comparison of the 52 Weeks Ended January 28, 2006 and the 52 Weeks Ended January 29, 2005

3. We note your response and Appendix A to comment 5 of our letter dated August 18, 2006 regarding your discussion of the overall change for each revenue and expense line items presented. The revised disclosure on Appendix A for cost of sales and selling, general and administrative expenses does not indicate the amount of the overall change in each of these line items during fiscal 2005. We believe such basic information should be provided so that investors can better understand the explanations and reasons for the change. Refer to Item 303(a)(3) of Regulation S-K.

4. We note your response to comment 6 of our letter dated August 18, 2006 regarding the stores included in your calculation of comparable store sales data. Your response appears to suggest that once the re-branding process has been completed none of the acquired May stores will be among those included in your calculation of comparable sales data since none would have been operating under the "Macy's" or "Bloomingdales" trade name and in accordance with your merchandising plans throughout the fiscal years being compared. Please confirm that our understanding is accurate, or explain to us why it is not.

5. We note your response to comment 7 relating to providing as part of your explanation for the change in net sales the amount of sales attributable to new stores opened in the current and prior years that do not meet the requirements to be included in comparable store sales. You state in your response that investors would not find useful sales attributable to new stores. We believe investors generally are very interested in the performance of new store openings and their impact on current period results and should be provided this information to assist them in understanding your operating results. Refer to Item 303(a)(3) of Regulation S-K.

Consolidated Financial Statements

Note to Consolidated Financial Statements

Note 1 – Organization and Summary of Significant Accounting Policies

General

6. We note your response to comment 15 of our letter dated August 18, 2006 regarding your segment disclosure and compliance with the requirements of SFAS 131. The financial information you provided us details sales and gross margin data for your operating divisions. We understand that your acquisition of the operations of May Department Stores Company included the discount retail business of Filene's, which we understand at one time included perhaps other discount businesses such as Value City. Tell us which division includes these operations. Please also provide us with the net sales and gross margin financial information for Filene's along with that of any other discount businesses that you may operate for all periods presented so that we can complete our review of your compliance with SFAS 131. Please explain to us why you believe the discount operations of businesses such as Filene's meet the aggregation criteria in paragraphs 17-19 of SFAS 131. We may have further comment upon review of your response. Refer also to EITF 04-10 for further guidance on the requirements of aggregation.

7. We have read your response to our prior comment 15 of our letter dated August 18, 2006. Your response indicates that your operating divisions share similar economic characteristics. However, you have only provided us one year of financial data and that data does not support your assertion. For example, we note that from 2004 to 2005 certain divisions experienced significantly higher growth in operating income than others. Also, we noted that certain divisions appear to be significantly more profitable than others. Please explain in more detail why you believe that the divisions share similar economic characteristics. Your explanation would be enhanced by providing more historical information in order

to better identify historical trends as well as a more detailed response concerning why, for example, your stores in the Northwest are expected to achieve a level of profitability similar to that of Florida and the East.

8. We note your response to comment 17 of our letter dated August 18, 2006 relating to your disclosure of cash allowances and credits received from vendors in connection with your resale of their products. We believe your disclosure relating to vendor allowances and credits supporting your advertising activities and related expense should provide adequate information for investors and users of your financial statements to assess the impact and potential risk if vendors discontinued their support. Please tell us and also disclose the amount of cooperative advertising reimbursements netted against gross advertising expense for all periods presented. We believe that you should also include in your revised disclosures the following additional information:

    - the estimated number of vendors and the length of time of the agreements;
    - a summary of the terms and conditions of the agreements;
    - a statement that management would continue to incur the same level of advertising expenditures even if vendors discontinued their support;
    - in management's discussion and analysis the impact that vendor allowances received have on your results of operations in terms of generating additional revenues; and
    - the dollar amount of the excess that you recorded in cost of merchandise sales.

    Refer to EITF 02-16 and paragraph .49 of SOP 93-7 relating to gross advertising costs. Please show us in your supplemental response what your revised disclosures will look like.

Note 2. Acquisition, page F-16
Note 9. Goodwill and Other Intangible Assets, page F-25

9. We note your response to comments 19 and 20 of our letter dated August 18, 2006. We are unable to complete our review of your purchase price allocation without further understanding of the details relating to the fair value assigned to property and equipment. According to your purchase price allocation in Note 2, we note that $6.5 billion was allocated as the fair value of the property and equipment for continuing operations consisting of approximately 460 retail stores. Further, according to the disclosure in Note 4, an additional $627 million was allocated to property and equipment for those May assets included in discontinued operations, for a total of approximately $7.1 billion cost assigned to the acquired May property and equipment. Further, according to the last annual report filed by

May Department Stores prior to the acquisition, property and equipment, net, approximated $6.2 billion with more than 63% of the locations owned. In order to complete our review of your purchase price allocation relating to the acquisition of May Department Stores, please provide us with a more detailed explanation supporting your position that the fair value of the acquired property and equipment approximated $7.1 billion. Based on the values assigned by you, it appears to suggest that the book value of the May property and equipment approximated 87% of its fair value at the date of acquisition in 2005. Please provide us with a description of the valuation method used and detailed copy of the independent valuation, including the related assumption, prepared in connection with your acquisition supporting the fair values assigned to the May property and equipment assets. We may have further comment upon review of the information provided with your response. Refer to paragraphs 37(d) and 39 of SFAS 141.

Form 10-Q for the Fiscal Quarter Ended July 29, 2006

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Comparison of the 13 Weeks Ended July 29, 2006 and July 30, 2005

10. We note your response to comment 21 of our letter dated August 18, 2006. However, you disclose that net sales increased $2,372 million, or 65%, but do not explain to investors how much of the increase can be attributable to the May stores acquired subsequent to the second quarter of 2005. Please tell us how the amount of the increase in net sales can be attributed to the May stores acquired that remain in continuing operations, but had not been operating during the quarter under either the Macy's or Bloomingdale's brand name. Please also explain to us why you believe it is appropriate to present a discussion on your operating results during the quarter and exclude from that discussion an explanation of the impact that the acquired May stores had on your net sales and cost of sales. Refer to Item 303(a)(3) of Regulation S-K.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact Milwood Hobbs, Staff Accountant, at (202) 551-3241 or the undersigned, at (202) 551-3841, if you have questions regarding comments on the financial statements and related matters. Please contact H. Christopher Owings, Assistant Director, at (202) 551-3725 with any other questions.

Sincerely,

Michael Moran
Accounting Branch Chief